SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Subject Company (Issuer))

NANO MERGER SUB, INC.
IDEX CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	595074105
(Titles of classes of securities)	(CUSIP number of class of securities)
IDEX CORPORATION
1925 West Field Court, Suite 200, Lake Forest, Illinois 60045
(847) 498-7070
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606
Tel: (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,075,973.45	$1,634.22

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 10,426,647 shares of common stock, par value $0.01 per share, of Microfluidics at a purchase price of $1.35 per share. Such number of shares consists of 10,426,647 shares of common stock issued and outstanding as of January 10, 2011.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, equals $116.10 per million of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,634.22	Filing Party: IDEX Corporation, Nano Merger Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: January 25, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 25, 2011 (which, together with this Amendment and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Nano Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Microfluidics International Corporation, a Delaware corporation (“Microfluidics”), at a purchase price of $1.35 per share, net to the seller in cash, without interest but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
Item 11. Additional Information
     Section (a)(5) of Item 11 of this Schedule TO is hereby amended and supplemented as follows:
     The information set forth in Section 17 of the Offer to Purchase, entitled “Legal Proceedings”, is hereby amended and restated in its entirety as follows:
     “On January 14, 2011, Joseph P. Daly, a purported stockholder of Microfluidics, filed a complaint (which, together with any amendments thereto, collectively constitutes the “Daly Complaint”) on behalf of himself and as a putative class action on behalf of Microfluidics’ public stockholders against IDEX, the Purchaser, Microfluidics and each member of Microfluidics’ board of directors in the Court of Chancery of the State of Delaware. On January 28, 2011, Mr. Daly filed an amended complaint. The Daly Complaint alleges, among other things, that the defendants breached fiduciary duties or aided and abetted the alleged breach of fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement through an allegedly unfair process and for an unfair price. The Daly Complaint does not state how many Shares are purportedly held by Mr. Daly. The Daly Complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action, an order enjoining the transactions contemplated by the Merger Agreement, a rescission of the Merger Agreement, an award of damages to the plaintiff and other members of the class, and an award of the plaintiff’s costs, including attorneys’ and experts’ fees. IDEX and the Purchaser believe that the Daly Complaint is wholly without merit and intend to defend the case vigorously. The foregoing summary of the Daly Complaint does not purport to be complete and is qualified in its entirety by reference to the Daly Complaint, which has been filed with the SEC as an exhibit to the Schedule TO.
     On January 20, 2011, Paul Shumsky, a purported stockholder of Microfluidics, filed a complaint (the “Shumsky Complaint”) on behalf of himself and as a putative class action on behalf of Microfluidics’ public stockholders against Microfluidics and five of the six members of Microfluidics’ board of directors in the Superior Court of Middlesex County in the Commonwealth of Massachusetts. The Shumsky Complaint alleges, among other things, that the defendants breached fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement by failing to engage in an adequate sale process, by agreeing to a transaction that undervalues the Company, and by agreeing to preclusive deal protection provisions that will greatly reduce the possibility of the emergence of a superior offer. The complaint does not state how many Shares are purportedly held by Mr. Shumsky. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action, an order enjoining the transactions contemplated by the Merger Agreement, a rescission of the Merger Agreement, an award of damages to the plaintiff and other members of the class, and an award of the plaintiff’s costs, including attorneys’ and experts’ fees. Microfluidics believes that the Shumsky Complaint is wholly without merit and intends to defend the case vigorously. The foregoing summary of the Shumsky Complaint does not purport to be complete and is qualified in its entirety by reference to the Shumsky Complaint, which has been filed with the SEC as an exhibit to the Schedule TO, and which is incorporated herein by reference.
     The absence of an injunction or court order preventing the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement is a condition to the Purchaser’s obligation to complete the Offer pursuant to the Merger Agreement.”

Item 12. Exhibits
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(J)	Amended Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation and Nano Merger Sub, Inc., C.A. No. 6126-VCS.

(a)(1)(K)	Complaint filed in the Superior Court of Middlesex County in the Commonwealth of Massachusetts, captioned Paul Shumsky v. Microfluidics International Corporation, Michael Ferrara, George Uveges, Leo Roy, Eric Walters and Henry Kay, C.A. No. 11-0186 (incorporated by reference to Exhibit (a)(1)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NANO MERGER SUB, INC.
By:	/s/ Frank J. Notaro
	Name:	Frank J. Notaro
	Title:	President

IDEX CORPORATION
By:	/s/ Frank J. Notaro
	Name:	Frank J. Notaro
	Title:	Vice President, General Counsel and Secretary

Date: January 28, 2011

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of January 25, 2011.*+

(a)(1)(B)	Letter of Transmittal.*+

(a)(1)(C)	Notice of Guaranteed Delivery.*+

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Joint Press Release issued by IDEX and Microfluidics on January 11, 2011 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by IDEX with the SEC on January 11, 2011).

(a)(1)(G)	Summary Advertisement published on January 25, 2011.*

(a)(1)(H)	Press Release issued by IDEX on January 25, 2011.*

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126 (incorporated by reference to Exhibit (a)(1)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(a)(1)(J)	Amended Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation and Nano Merger Sub, Inc., C.A. No. 6126-VCS.

(a)(1)(K)	Complaint filed in the Superior Court of Middlesex County in the Commonwealth of Massachusetts, captioned Paul Shumsky v. Microfluidics International Corporation, Michael Ferrara, George Uveges, Leo Roy, Eric Walters and Henry Kay, C.A. No. 11-0186 (incorporated by reference to Exhibit (a)(1)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of January 10, 2011, among IDEX, the Purchaser and Microfluidics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(2)	Form of Tender and Support Agreement, dated as of January 10, 2011, among IDEX, the Purchaser, and each of Irwin J. Gruverman, Michael C. Ferrara, Peter F. Byczko, William J. Conroy, George Uveges, Leo Pierre Roy, Eric G. Walters, Henry Kay and Stephen J. Robinson (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(3)	Tender and Support Agreement, dated as of January 12, 2011, among IDEX, the Purchaser and Marjorie Gruverman (incorporated by reference to Exhibit (e)(19) to the Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(d)(4)	Confidentiality Agreement, dated as of November 24, 2009, by and between Microfluidics and IDEX.*

(d)(5)	Exclusivity Agreement, dated as of July 23, 2010, by and between Microfluidics and IDEX.*

(d)(6)	Agreement Concerning Debenture, dated as of January 10, 2011, among IDEX, the Purchaser, Global Strategic Partners, LLC, Abraxis BioScience, LLC and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

*	Previously filed as exhibits to this Schedule TO on January 25, 2011

+	Included in mailing to stockholders commenced as of January 25, 2011